SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

September 28, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles

Ernest Greene

Thomas Jones

Geoff Kruczek

Re:	SIPP International Industries, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed September 6, 2023

File No. 333-271830

Dear Sir or Madam:

SIPP International Industries, Inc. (the “Company”) is filing amendment number 5 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Min Jiang, Chief Executive Officer of the Company, dated September 21, 2023 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 4 to Registration Statement on Form S-1 filed September 6, 2023

Cover Page

1. We note the disclosure throughout your prospectus about the Trial Measures and Articles and that you indicate that you are not required to obtain approval or clearance from the CSRC. Please revise your disclosure to clarify whether you are relying on an opinion of counsel in determining that you are not required to obtain approval or clearance from the CSRC and, if so, identify counsel and file its consent. Please make similar revisions elsewhere that you discuss approval by the CSRC, such as your risk factors and cover page.

We have added disclosure regarding our reliance on the opinion of Chinese counsel and have added the opinion and consent as Exhibits.

2. We note the disclosure throughout your prospectus that “The Company is of the belief that the expenses of engaging PRC counsel would be unduly burdensome on the Company, and thus, the Company has not sought to engage PRC counsel to obtain an additional opinion pertaining to the Company’s understanding of all required approvals and permission to operate [y]our business.” If true, please revise to disclose that your determination not to obtain the advice of counsel is based on a risk-based analysis and include a related risk factor disclosure. Please revise to explicitly address the consequences to your investors specifically if you do not receive or maintain the necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations or interpretations change and you are required to obtain such permissions in the future.

We have removed such disclosure as we have engaged local counsel.

Exhibits

3. We note your response to prior comment 6 and reissue the comment. In this regard, we note that Exhibit 3.3 is still not a single complete copy of your articles. As required by Item 601(b)(3) of Regulation S-K, please file a complete copy of your Articles and Incorporation and bylaws as amended to date.

We have transcribed all of the articles and amendments into one document.

General

4. It appears that you revised the disclosure in the fifth paragraph on page 58 in response to the last bullet point of prior comment 7. However, the disclosure in the sixth paragraph on page 24 about material weaknesses is still not consistent with the disclosure in the fourth paragraph on page 58 about material weaknesses. Please advise or revise accordingly.

We have revised the disclosure accordingly.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Min Jiang
Min Jiang